**Mail Stop 4561**

September 28, 2007

Marc G. Naughton
Senior Vice President and
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

      **Re:    Cerner Corporation**
              **Form 10-K for the Fiscal Year Ended**
              **December 31, 2006**
              **Filed February 28, 2007**
              **File No. 000-15386**

Dear Mr. Naughton:

We have reviewed your response to our letter dated August 9, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results Overview, page 17

1.      We have reviewed your response to our prior comment no. 4 including your proposed disclosure for future filings as it relates to the use of non-GAAP measures. Based on our review of your proposed disclosure, we believe that you should enhance your discussion to clearly define why each item (i.e. share-based

compensation expense and the related income tax benefit) is excluded similar to the reasons included in your response.

Consolidated Statements of Operations, page 38

2.      We note in your response to our prior comment no. 5 the reasons for not including amortization of software development costs as a cost of revenue.  While we note that you provide a single-step income statement format and that you believe that a portion of such amortization should be attributed to cost of support and maintenance as well as the cost of the product since a portion of such costs relate to the development of product enhancements provided to customers that purchase maintenance contracts, we continue to believe that you should include a separate line item for the amortization of capitalized software development costs to enable a reader to identify such costs.  Alternatively, you may provide parenthetical disclosure on the face of the income statement for the line item "Software development" explaining that such amounts are inclusive of amortization of capitalized software development costs and include the amounts for each period presented.

3.      We note from your response to our prior comment no. 6 that the entire amount of time-based licenses, which have PCS that cannot be separated from the term license have historically been de minimus. Please tell us the amount of such revenues that are included in system sales for each period presented.

4.      We have reviewed your response to our prior comment no. 6 and note that for arrangements that include both product and services which are accounted for under SOP 81-1, you are recognizing revenue using the zero margin approach and are classifying revenue under such arrangements based on the allocation of costs incurred.  Please provide additional details with regards to how this allocation method works for income statement presentation purposes and, if possible, provide an example to support your allocation.  Once the software customization and development services related to these arrangements are completed, clarify whether the remaining revenue is being classified as support, maintenance and service revenues. Also, explain further why the Company believes your allocation method is appropriate and tell us what consideration you have given to presenting a separate line item on the income statement for revenue arising bundled arrangements that are not separable due to lack of VSOE for the undelivered elements.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Kathleen Collins
Accounting Branch Chief